UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form U5S

                                  ANNUAL REPORT

                      For the year ended December 31, 2004

           Filed Under the Public Utility Holding Company Act of 1935

                                   Enron Corp.
                               Four Houston Center
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

        ----------------------------------------------------------------
       (Name and address of each registered holding company in the system)

                                Table of Contents



Item 1.    System Companies and Investments Therein as of December 31, 2004....2

Item 2.    Acquisitions or Sales of Utility Assets.............................2

Item 3.    Issue, Sale, Pledge, Guarantee or Assumption of System Securities...2

Item 4.    Acquisition, Redemption or Retirement of System Securities..........3

Item 5.    Investments in Securities of Nonsystem Companies....................4

Item 6.    Officers and Directors..............................................4

Item 7.    Contributions and Public Relations..................................7

Item 8.    Service, Sales and Construction Contracts...........................8

Item 9.    Wholesale Generators and Foreign Utility Companies.................20

Item 10.   Financial Statements and Exhibits..................................22

SIGNATURE  ...................................................................31

     Commencing on December 2, 2001 (the "Petition Date"), and periodically thereafter, Enron Corp. ("Enron") and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). On March 9, 2004, Enron registered as a holding company under the Public Utility Holding Company Act of 1935 (the "Act") and on that date the Securities and Exchange Commission (the "Commission") issued an order under Section 11(f) of the Act authorizing the Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, dated January 9, 2004. By order, dated July 15, 2004 (the "Confirmation Date"), the Bankruptcy Court confirmed the Supplemental Modified Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated July 2, 2004 (the "Plan"). The effective date of the Plan occurred on November 17, 2004 (the "Effective Date").

     Pursuant to the Plan, on the Effective Date the Debtors became Reorganized Debtors and all of Enron's outstanding stock, including, without limitation, its common and preferred stock, was cancelled with new shares being issued to two trusts referred to in the Plan as the Common Equity Trust and the Preferred Equity Trust. As a result of the cancellation of Enron's stock, Enron no longer has shares of stock outstanding that require registration and reporting under the Securities Exchange Act of 1934 (the "Exchange Act"). The Plan is premised upon the liquidation of Enron and its subsidiaries and the distribution of all of the value of their assets. Accordingly, under the Plan, Enron and its subsidiaries will cease to exist. For a period of time post-effective date of the Plan, Enron and its subsidiaries will continue their efforts to liquidate and distribute their assets. During this post-effective date time period, the Plan provides that Enron will have three operating businesses: Portland General Electric ("PGE"), and two recently formed entities, CrossCountry Energy LLC ("CrossCountry") and Prisma Energy International, Inc. ("Prisma"). The Plan contemplates that these entities will either be sold or their shares will be issued to Enron's creditors. In fact, CrossCountry, the owner of several North American gas pipeline businesses, was sold on November 17, 2004.

     Enron's bankruptcy was followed by the dismissal of its auditors, Arthur Andersen LLP, investigations by numerous state and federal agencies, and the filing of numerous lawsuits. Moreover, a substantial number of employees have left voluntarily, or in conjunction with a sale or transaction, or through reductions in work force. Enron does not have an independent auditor and based on extensive discussions with independent auditing firms, Enron has concluded that the retention of an auditor is not feasible. It is estimated that Enron had in excess of 2,500 subsidiaries prior to the Petition Date. Many of the Reorganized Debtors' assets (including direct and indirect subsidiaries) have been sold, wound down, and/or closed. By December 31, 2004, Enron had reduced the pre-petition size of the Enron group to approximately 1,140 direct and indirect subsidiaries. Enron will continue to dissolve, sell, or liquidate the remaining entities in accordance with the Plan, and will continue to exist only as long as necessary to resolve claims, sell assets, and manage the litigation of the estate.

     Enron's annual report on Form U5S (the "Annual Report") provides information about Enron and its subsidiaries (the "system companies") as of, and for, the calendar year ending

December 31, 2004. The information in the Annual Report was not prepared for investment purposes, is not audited, is subject to further review and potential adjustment and, due to the factors noted above, may not be indicative of the financial condition or operating results of Enron or its subsidiaries. In addition, to the extent Items 3, 4, 7 and 8 of Form U5S solicit information with respect to Enron subsidiaries that have been sold, wound down and/or closed during 2004, Enron has sought to provide such information, but Enron's access to information on these companies is limited because such entities may no longer be under Enron's control or exist. Consequently, while the information contained in the Annual Report reflects Enron's records and substantial efforts have been made to provide accurate information, there can be no assurance that the information in the Annual Report is complete or free of error.

Item 1.   System Companies and Investments Therein as of December 31, 2004

     Exhibit F, Schedule 1(a) to the Annual Report responds to the requirements of Item 1 as they pertain to the description of ownership interests, number of shares owned, voting power, state of organization and type of business for each entity in the Enron system.

     Exhibit F, Schedule 1(b) to the Annual Report responds to the requirements of Item 1 as they pertain to the issuer's and owner's book value of equity interests and other security interests in the entities in the Enron system.

     Exhibit F, Schedule 1(c) to the Annual Report is a copy of the Enron chart of accounts filed under Rule 26, 17 C.F.R. ss. 250.26. Rule 26 requires the filing of the chart of accounts of each company in the registered holding company system, except for those companies that follow a FERC or state commission prescribed chart of accounts. As of December 31, 2004, Enron had approximately 1,140 direct and indirect subsidiaries. Enron's chart of accounts, which forms the basis for the chart of accounts used by many system companies, runs to approximately 150 pages. It would be an unreasonable burden to prepare and file on EDGAR in excess of 150,000 pages in connection with this requirement. The chart of accounts of any majority-owned Enron subsidiary is available to the SEC staff upon request.

Item 2.   Acquisitions or Sales of Utility Assets

     Exhibit F, Schedule 2 to the Annual Report responds to Item 2 for calendar year 2004.

Item 3.   Issue, Sale, Pledge, Guarantee or Assumption of System Securities

     In the normal course of operations and as approved by the Cash Management Order issued by the Bankruptcy Court, Enron and its subsidiaries have an active cash management system and overhead cost allocations that result in significant intercompany transactions recorded as intercompany payables, receivables and debt. The table in Exhibit F, Schedule 3(a) to the Annual Report shows for calendar year 2004 the net increase in the intercompany obligation from the entity identified in the left hand column ("Entity Increasing Obligation or Decreasing Receivable") to the entity identified in the middle column ("Counterparty") or the net decrease in intercompany obligation from the Counterparty to the Entity Increasing Obligation or Decreasing Receivable. With respect to activity in which one party is a Reorganized Debtor (as indicated in the schedule), an interest rate equal to one month LIBOR plus 250 basis points is charged on outstanding balances. With respect to activity between non-debtors, no interest is charged.

     Certain non-debtor affiliates may have written down their receivable balances from Debtor entities, for tax or other regulatory purposes, to their estimated realizable amount based on the latest recovery estimates disclosed in the Plan and the related disclosure statement. Any such writedowns would be reflected in the net activity described above between the parties.

     The transactions described in the schedule are exempt by Commission order. Enron Corp., Holding Co. Act Release No. 27809 (Mar. 9, 2004) (the "Omnibus Order").

     Exhibit F, Schedule 3(b) to the Annual Report provides information with respect to surety bonds issued by PGE during calendar year 2004.

     Exhibit F, Schedule 3(c) to the Annual Report provides information with respect to PGE cash management transactions.

     Exhibit F, Schedule 3(d) to the Annual Report provides information with respect to other sales of securities of system companies during 2004.

Note: By operation of the Plan, all of Enron's outstanding stock, including, without limitation, its common and preferred stock, was cancelled with new shares being issued to two trusts referred to in the Plan as the Common Equity Trust and the Preferred Equity Trust. These and any other securities issued under the Plan are not reported in response to Item 3. In addition, claims under the Plan are not treated as securities of the Reorganized Debtors.

Item 4.   Acquisition, Redemption or Retirement of System Securities

     In the normal course of operations and as approved by the Cash Management Order issued by the Bankruptcy Court, Enron and its subsidiaries have an active cash management system and overhead cost allocations that result in significant intercompany transactions recorded as intercompany payables, receivables and debt. The table in Exhibit F, Schedule 4(a) to the Annual Report shows for calendar year 2004 the net decrease in the intercompany obligation from the entity identified in the left hand column ("Entity Decreasing Obligation or Increasing Receivable") to the entity identified in the middle column ("Counterparty") or the net increase in intercompany receivables from the Counterparty to the Entity Decreasing Obligation or Increasing Receivable. With respect to activity in which one party is a Reorganized Debtor (as indicated in the schedule), an interest rate equal to one month LIBOR plus 250 basis points is charged on outstanding balances. With respect to activity between non-debtors, no interest is charged. The transactions described in the schedule are exempt under the Omnibus Order.

     Certain non-debtor affiliates may have written down their receivable balances from Debtor entities, for tax or other regulatory purposes, to their estimated realizable amount based on the latest recovery estimates disclosed in the Plan and the related disclosure statement. Any such writedowns would be reflected in the net activity described above between the parties.

     Exhibit F, Schedule 4(b) to the Annual Report shows securities which PGE has acquired, retired, or redeemed in transactions with third-party security holders during calendar year 2004.

     Exhibit F, Schedule 4(c) to the Annual Report shows other transactions resulting in the acquisition, retirement or redemption of securities of system companies during 2004.

Note: Enron has not reported in response to Item 4 the termination, retirement or cancellation of securities of system companies by operation of the Plan.

Item 5.   Investments in Securities of Nonsystem Companies

Part 1:

     There are no investments in persons operating in the retail service area of PGE, except securities that PGE has accepted from its customers in the ordinary course of business, primarily as a result of bankruptcy or other nonpayment of electricity bills, the total value of which is estimated at less than $25,000.

Part 2:

     Exhibit F, Schedule 5 to the Annual Report responds to Item 5, Part 2.

Item 6.   Officers and Directors

Part I.   Officers and Directors

        Exhibit F, Schedule 6 to the Annual Report responds to Item 6, Part I as of December 31, 2004.

Part II.   Financial Connections of Officers and Directors

------------------------- --------------------------- --------------------- ------------------
   Name of Officer or        Name and Location of       Position Held in       Applicable
        Director            Financial Institution          Financial         Exemption Rule
                                                          Institution
------------------------- --------------------------- --------------------- ------------------
John W. Ballantine        First Oak Brook Bankshares  Director              Rule 70(d)
(Director of PGE)         (Oak Brook, IL)

                          The Oak Brook Bank
                          (Oak Brook, IL)             Director
------------------------- --------------------------- --------------------- ------------------

Robert M. Deutschman      First Bank of Beverly       Director              Rule 70(b)
(Director of Enron)       Hills, FSB

                          (Calabasa, CA)
------------------------- --------------------------- --------------------- ------------------

Part. III.   Certain Disclosures With Respect to Officers' and Directors'
             Compensation

Portland General Electric Company
---------------------------------

     The following indicates total compensation earned for the years ended December 31, 2004, 2003 and 2002 by the Chief Executive Officer and the four most highly compensated executive officers of PGE (the "Named Executive Officers").

                                                                      All Other
    Name and Principal Position      Year    Salary\1    Bonus   Compensation\2
 ----------------------------------- ------ ---------- --------- --------------
 Peggy Y. Fowler                     2004   $350,004   $376,744       $ 13,647
                                     ------ ---------- --------- --------------
 Chief Executive Officer             2003   $350,004   240,000         413,792
                                     ------ ---------- --------- --------------
 and President                       2002    345,836   200,000         433,192
 ------------------------------------------------------------------------------
 James J. Piro                       2004   $227,379   $138,857       $ 11,933
                                     ------ ---------- --------- --------------
 Executive Vice President, Finance   2003    215,129   160,000         136,970
                                     ------ ---------- --------- --------------
 Chief Financial Officer and         2002    208,210   120,000         141,198
 Treasurer
 ------------------------------------------------------------------------------
 Douglas R. Nichols                  2004   $193,336   $124,730       $ 10,719
                                     ------ ---------- --------- --------------
 Vice President, General Counsel     2003    190,008   138,000         119,716
                                     ------ ---------- --------- --------------
 and Secretary                       2002    181,424    90,000          12,157
 ------------------------------------------------------------------------------
 Stephen M. Quennoz                  2004   $193,885   $115,815         $8,625
                                     ------ ---------- --------- --------------
 Vice President, Nuclear &           2003    191,411   130,000           8,688
                                     ------ ---------- --------- --------------
 Power Supply/Generation             2002    186,125    90,000          20,334
 ------------------------------------------------------------------------------
 Stephen R. Hawke                    2004   $178,336   $115,042         $9,619
                                     ------ ---------- --------- --------------
 Vice President, Customer Service    2003    175,008    95,000         115,450
                                     ------ ---------- --------- --------------
 & Delivery                          2002    172,676    70,000          14,127
 ------------------------------------------------------------------------------


---------------------------
1\ Amounts shown include compensation earned by the executive officer, as well as amounts earned but deferred at the election of the officer.

2\   Other compensation includes: (i) split dollar term life insurance cost;
     (ii) company contributions to the Enron Corp. Savings Plan (401k) and the Management Deferred Compensation Plan (MDCP); and (iii) payments made under retention agreements. The following are amounts for 2004:

                           Split Dollar       Contrib. to 401(k)
                             Ins. Cost            and MDCP             Total
    ------------------------------------------------------------- --------------
    Peggy Y. Fowler                   $668               $12,979        $13,647
    --------------------- ----------------- --------------------- --------------
    James J. Piro                        -                11,933         11,933
    --------------------- ----------------- --------------------- --------------
    Douglas R. Nichols                   -                10,719         10,719
    --------------------- ----------------- --------------------- --------------
    Stephen M. Quennoz                   -                 8,625          8,625
    --------------------- ----------------- --------------------- --------------
    Stephen R. Hawke                     -                 9,619          9,619
    --------------------------------- ------ ---------- --------- --------------

Pension Plans
-------------

     Estimated annual retirement benefits payable to the Named Executive Officers are shown in the table below. Amounts in the first line of the table reflect payments from the pension plan for PGE employees ("PGE Pension Plan") at the maximum compensation level of $210,000 (unreduced benefit at age 65). Additional amounts in the table reflect payments from the PGE Pension Plan and Supplemental Executive Retirement Plan ("SERP") on a combined basis (unreduced benefit at age 62 or at combined age and years of service of 85).

------------------------------------------------------------------------------------------------
                                      Pension Plan Table
                              Estimated Annual Retirement Benefit
                                     Straight-Life Annuity
------------------------------------------------------------------------------------------------
                                  |                      Years of Service
------------------------------------------------------------------------------------------------
                         Final    |
                        Average   |
                        Earnings  |    15           20           25          30          35
------------------------------------------------------------------------------------------------
Pension Plan Only       $210,000  |  $50,074      $66,766     $83,457     $100,148    $105,398
------------------------------------------------------------------------------------------------
                                  |
------------------------------------------------------------------------------------------------
Pension Plan and SERP   700,000   |        --           --          --    446,250      472,500
------------------------------------------------------------------------------------------------
                        800,000   |        --           --          --    510,000      540,000
------------------------------------------------------------------------------------------------

     Pursuant to rules under the Internal Revenue Code of 1986, as amended, a pension plan may not base benefits on annual compensation in excess of $210,000 or pay annual benefits in excess of $170,000. These limits are periodically adjusted for changes in the cost of living. Compensation used to calculate benefits under the PGE Pension Plan is based on a five-year average of base salary only (the highest 60 consecutive months within the last 10 years). PGE Pension Plan benefits are reduced by 2% annually for those that retire at ages 60 to 64 and 5% annually for those that retire at ages 55 to 59.

     Compensation used to calculate benefits under the combined PGE Pension Plan and SERP is based on a three-year average of base salary and annual performance bonus amounts (the highest 36 consecutive months within the last 10 years), as reported in the Summary Compensation Table. Surviving spouses receive one half the participant's retirement benefit from the SERP, plus the joint and survivor benefit, if any, from the PGE Pension Plan. In addition to the aforementioned annual retirement benefits, an additional temporary Social Security Supplement is paid until the participant is eligible for social security retirement benefits. Retirement benefits are not subject to any deduction for social security. The minimum retirement age under the SERP is 55. The SERP was closed to new participants in 1997.

     Peggy Y. Fowler is a participant in both plans. The other Named Executive Officers participate only in the PGE Pension Plan. The Named Executive Officers have the following number of years of service with the Company: Peggy Y. Fowler, 31; James J. Piro, 25; Douglas R. Nichols, 14; Stephen M. Quennoz, 14; and, Stephen R. Hawke, 31. Under the Company's SERP, Peggy Y. Fowler is eligible to retire without a reduction in benefits upon attainment of the age of 55.

Compensation of Directors
-------------------------

     In 2004, outside directors received fees for their Board service, including $80,000 per year for serving on the Board and $20,000 per year for serving as Chair of the Board or as Chair of the Audit Committee. Director fees are paid quarterly and apportioned from the date of appointment. In 2003, there were no compensation arrangements for, or fees paid to, Directors of PGE solely for their service as Directors.

     The following table indicates total fees paid to outside directors for their Board service during 2004.

-------------------------------------------------- ------------------------------------------------
                                                               Board Service Fees Paid
-------------------------------------------------- ------------------------------------------------
              Name                  Directorship                    Chair           Total
---------------------------------- --------------- ----------------------- ------------------------
John W. Ballantine                        $73,187                    $  -                  $73,187
-------------------------------------------------- ------------------------------------------------
(director since February 1, 2004)
---------------------------------- --------------- ----------------------- ------------------------
Corbin A. McNeill, Jr.                     73,187                  18,297                   91,484
-------------------------------------------------- ------------------------------------------------
(director since February 1, 2004)
---------------------------------- --------------- ----------------------- ------------------------
Raymond S. Troubh                          60,000                       -                   60,000
-------------------------------------------------- ------------------------------------------------
(director since April 1, 2004)
-------------------------------------------------- ------------------------------------------------

Compensation Committee Interlocks and Insider Participation
-----------------------------------------------------------

        The Compensation Committee of the PGE Board of Directors is responsible for developing and administering compensation philosophy. Committee members are John W. Ballantine, Robert S. Bingham, and Robert H. Walls, Jr. Salary increases, annual incentive awards, and long-term incentive grants (if any) are reviewed annually to ensure consistency with PGE's total compensation philosophy. During 2004, no executive officer of PGE served as a director or as a member of the compensation committee of another company who had an executive officer that served as a member of the Compensation Committee or as a director of PGE.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------

     PGE is a wholly owned subsidiary of Enron.

     No other Enron system companies, as of December 31, 2004, other than exempt EWGs and FUCOs, have recently filed annual reports on Form 10-K and no proxy statements have been filed. Accordingly, such companies have omitted the proxy statement and Form 10-K information required by Item 6, Part III.

Item 7.   Contributions and Public Relations

     Exhibit F, Schedule 7 of the Annual Report, responds to Item 7 with respect to transactions during 2004.

Item 8.   Service, Sales and Construction Contracts

Part I. Contracts for Services or Goods Supplied by a System Company to Another System Company

----------------------------------------------- ------------------ -------------- ----------------
Transaction (for calendar year 2004)            Serving Company    Receiving      Compensation
                                                                   Company
----------------------------------------------- ------------------ -------------- ----------------
Services provided under a Transition Services   Enron              CrossCountry   See Exhibit F,
Agreement, as amended by a Transition                                             Schedule 8(a).
Services Supplement Agreement, (between Enron
and CrossCountry ("CCE TSA"), including
office space; financial services; SAP usage;
tax services; cash management services;
insurance services; legal services; and risk
assessment and control group services priced
at cost.\3
----------------------------------------------- ------------------ -------------- ----------------
Services provided under the CCE TSA,            CrossCountry       Enron          See Exhibit F,
including technical expertise and assistance                                      Schedule 8(a)
in environmental, engineering and
construction safety; accounts payable
support; information technology; and
administration of drug testing.\4
----------------------------------------------- ------------------ -------------- ----------------
Enron Group Overheads as described below.       Enron              Various        See Exhibit F,
                                                                                  Schedules
                                                                                  8(b)-(c).
----------------------------------------------- ------------------ -------------- ----------------
Service, Sales and Construction Contracts       Enron              PGE            See Exhibit F,
under a Master Services Agreement ("MSA").                                        Schedule 8(d)
The MSA allows Enron to provide PGE with the
following services: executive oversight,
general governance, financial services, human
resource support, legal services,
governmental affairs service, and public
relations and marketing services.  Enron
provides certain employee health and welfare
benefits, 401(k), and insurance coverages to
PGE under the MSA that are directly charged
to PGE based upon Enron's cost for those
benefits and coverages.
----------------------------------------------- ------------------ -------------- ----------------
Service, Sales and Construction Contracts       PGE                Various        See Exhibit F,
under the MSA.  The MSA allows PGE to provide                                     Schedule 8(d)
associated companies with the
----------------------------------------------- ------------------ -------------- ----------------


--------------------
3\ The contract was entered into on March 31, 2004 and remains in effect, extending beyond the sale of CrossCountry on November 17, 2004. These same services were essentially provided from January 1, 2004 through March 31, 2004 and charged to CCE and billed under the Pre-confirmation Allocation Formula.

4\ After November 17, 2004 technical expertise and assistance in accounts payable support, information technology and drug testing services ceased.


                                        8



----------------------------------------------- ------------------ -------------- ----------------
Transaction (for calendar year 2004)            Serving Company    Receiving      Compensation
                                                                   Company
----------------------------------------------- ------------------ -------------- ----------------
following general types of services: printing
and copying, mail services, purchasing,
computer hardware and software support,
human resources support, library services,
tax and legal services, accounting services,
business analysis, product development,
finance and treasury support, and
construction and engineering services.
PGE has provided certain administrative
services to Enron's subsidiary Portland
General Holdings ("PGH") and its subsidiaries
under the MSA that are allocated or directly
charged to PGH and its subsidiaries based
upon the cost for those services.\5
----------------------------------------------- ------------------ -------------- ----------------
Services provided under an Asset Management     Enron North        ECTMI Trutta   Fee amount
and Servicing Agreement (2000-11 Asset Pool)    America Corp.      Holdings LP    based upon
dated as of December 7, 2000, include                                             average value
monitoring assets, making determinations and                                      of portfolio
providing reports. (Contract not assumed on                                       (Fee amount
the Confirmation Date and rejected as of that                                     was not paid
date )                                                                            in 2004)
----------------------------------------------- ------------------ -------------- ----------------
Services provided under an Asset Management     Enron North        ECTMI Trutta   Fee amount
and Servicing Agreement (2000-12 Asset Pool)    America Corp.      Holdings LP    based upon
dated as December 21, 2000, include                                               average value
monitoring assets, making determinations and                                      of portfolio
providing reports. (Contract not assumed on                                       (Fee amount
the Confirmation Date and rejected as of that                                     was not paid
date)                                                                             in 2004)
----------------------------------------------- ------------------ -------------- ----------------
Services provided under an Asset Management     Enron Energy       Pintail I LP   Fee amount
and Servicing Agreement (2001-3 Asset Pool)     Services                          based upon
dated as of March 30, 2001, include             Operations, Inc.                  average value
monitoring assets, making determinations and                                      of portfolio
providing reports. (Contract not assumed on                                       (Fee amount
the Confirmation Date and rejected as of that                                     was not paid
date)                                                                             in 2004)
----------------------------------------------- ------------------ -------------- ----------------
Services provided under an Asset Management     Enron Broadband    AES            Fee amount
and Servicing Agreement (Asset Pool I) dated    Services, Inc.     Holdings, LP   based upon
as of June 29, 2001, include monitoring                                           average value
assets, making determinations and providing                                       of portfolio
reports. (Contract not assumed on the                                             (Fee amount
Confirmation Date and rejected as of that                                         was not paid
date)                                                                             in 2004)
----------------------------------------------- ------------------ -------------- ----------------

--------------------
5\ PGE's MSA was in effect January 1, 2004 and all expenses were billed through such agreement. Accordingly, no allocations pre- or post-confirmation of the
Plan were made to PGE in 2004.


                                        9



----------------------------------------------- ------------------ -------------- ----------------
Transaction (for calendar year 2004)            Serving Company    Receiving      Compensation
                                                                   Company
----------------------------------------------- ------------------ -------------- ----------------
Services provided under an Asset Management     Enron North        AES            Fee amount
and Servicing Agreement (Asset Pool II) dated   America Corp.      Holdings, LP   based upon
as of June 29, 2001, include monitoring                                           average value
assets, making determinations and providing                                       of portfolio
reports. (Contract not assumed on the                                             (Fee amount
Confirmation Date and rejected as of that                                         was not paid
date)                                                                             in 2004)
----------------------------------------------- ------------------ -------------- ----------------
Services provided under a Services Agreement    Enron Europe       Enron          $129,416
providing management support services,          Finance and
including but not limited to the provision of   Trading Limited
legal services, accounting services,
information services, and technical support.
----------------------------------------------- ------------------ -------------- ----------------
Services provided under a Services Agreement    Enron Europe       Enron          $1,643,112
providing management support services,          Finance and        Capital and
including but not limited to the provision of   Trading Limited    Trade
legal services, accounting services,                               Resources
information services, and technical support.                       International
                                                                   Inc.
----------------------------------------------- ------------------ -------------- ----------------
Services provided under a Services Agreement    Enron Europe       ECT Europe     $886,292
providing management support services,          Finance and        Finance Inc
including but not limited to the provision of   Trading Limited
legal services, accounting services,
information services, and technical support.
----------------------------------------------- ------------------ -------------- ----------------
Services provided under a Services Agreement    Enron Europe       ECT Europe     $682,883
providing management support services,          Finance and        Inc.
including but not limited to the provision of   Trading Limited
legal services, accounting services,
information services, and technical support.
----------------------------------------------- ------------------ -------------- ----------------
Services involving Northern Border Partners,                                      Information
L.P., Northern Border Pipeline Company and                                        regarding
their subsidiaries, and Enron and                                                 transactions
CrossCountry.                                                                     with related
                                                                                  entities is
                                                                                  incorporated
                                                                                  by reference
                                                                                  to Item 13 of
                                                                                  the Annual
                                                                                  Reports on
                                                                                  Form 10-K
                                                                                  filed by
----------------------------------------------- ------------------ -------------- ----------------


                                       10



----------------------------------------------- ------------------ -------------- ----------------
Transaction (for calendar year 2004)            Serving Company    Receiving      Compensation
                                                                   Company
----------------------------------------------- ------------------ -------------- ----------------
                                                                                  Northern
                                                                                  Border
                                                                                  Partners, L.P.
                                                                                  (SEC File No.
                                                                                  001-12202,
                                                                                  filed Mar. 14,
                                                                                  2005), and
                                                                                  Northern
                                                                                  Border
                                                                                  Pipeline Co.
                                                                                  (SEC File No.
                                                                                  333-88577,
                                                                                  filed Mar. 11,
                                                                                  2005).
----------------------------------------------- ------------------ -------------- ----------------

Enron Group Overheads
---------------------

     Prior to the Confirmation Date, Enron used the Order Approving and Authorizing Debtors' Allocation Formula for Shared Overhead Expenses (the "Pre-Confirmation Allocation Formula"), approved by the Bankruptcy Court on November 25, 2002, to allocate shared expenses among all Enron entities, excluding CrossCountry and its subsidiaries (subsequent to March 31, 2004), Prisma (subsequent to August 31, 2004) and PGE, which were billed under separate agreements.

     As provided in the Pre-Confirmation Allocation Formula, overhead expenses were categorized into specified cost departments (the "Cost Departments").\6 The method of allocating expenses from each Cost Department to a particular Enron entity was based upon whether there was (i) a direct measure of usage or benefit between a particular expense and a particular Enron entity or (ii) an indirect measure of usage or benefit between the expense and an Enron entity. Where a direct measure of usage or benefit could be identified, the Pre-Confirmation Allocation Formula used that direct relationship to assign costs. (For example, the expenses related to workers' compensation in the "Human Resources" Cost Department were allocated based upon the number of workers employed by a particular Enron Entity and the amount of claims filed in respect of the workers' compensation policy.) Where no direct measure of usage or benefit existed or was readily and reasonably available, then an indirect measure was used to allocate expenses. Pursuant to the Pre-Confirmation Allocation Formula, the indirect measures used an Enron entity's assets, revenues and liabilities as metrics for the allocation of those expenses that could not be directly allocated.

     The Debtors, in consultation with the Creditors' Committee and the ENA Examiner, and after taking into consideration the tasks being performed in respect of the Enron entities during the

--------------------
6 Cost Departments include: (a) Executive; (b) Legal; (c) Risk Assessment; (d) Finance & Treasury; (e) Accounting & Control; (f) Tax; (g) Corporate Development; (h) Strategic Sourcing; (i); Public Affairs (j) Bankruptcy Coordination (k) Risk Management/Insurance; (l) Integrated Solutions Center; (m) Human Resources; (n) Properties & Services; and (o) Corporate Information Technology.

Debtors' chapter 11 cases, determined in their business judgment that, where no direct measure of usage or benefit was readily or reasonably available, the measure of an entity's assets, revenues and liabilities on a monthly basis was a reasonable and logical proxy for the entity's business activity and its corresponding use or benefit from overhead expenses. Pursuant to the Pre-Confirmation Allocation Formula, the method for allocating indirect overhead expenses is referred to as the "AAR" (average assets and revenue) method. The "AAL" (average assets and liabilities) method was used to allocate indirect professional expenses. See attached Exhibit F, Schedule 8(b) for amounts allocated under the Pre-Confirmation Formula in 2004.

     As of the Confirmation Date, Enron began using the Order Approving and Authorizing Post-Confirmation Allocation Formula for Overhead and Expenses (the "Post-Confirmation Allocation Formula"). For simplicity, the method was put to use starting August 1, 2004.

     The Post-Confirmation Allocation Formula provides a method for allocating, from and after the Confirmation Date, overhead and other expenses among the Enron entities that benefit from such expenses. In broad terms, the Post-Confirmation Allocation Formula is conceptually similar to the Pre-Confirmation Allocation Formula. The Post-Confirmation Allocation Formula uses the same Cost Departments to categorize overhead expenses. Like the Pre-Confirmation Allocation Formula, pursuant to the Post-Confirmation Allocation Formula, the methodology of allocating expenses within each Cost Department to a particular Enron entity is based upon whether there is (i) a direct measure of usage or benefit between a particular expense and a particular Enron entity or (ii) an indirect measure of usage or benefit between the expense and an Enron entity. Where there is a direct measure of usage or benefit between a particular expense and a particular entity, the Post-Confirmation Allocation Formula uses that direct measure; where no direct measure of usage or benefit exists or is readily and reasonably available, then an indirect measure is used to allocate expenses. While similar, the Post-Confirmation Allocation Formula is not identical to the Pre-Confirmation Allocation Formula. As described more fully below, the Post-Confirmation Allocation Formula uses asset values and claims filed in respect of an Enron entity as metrics for allocating those expenses that cannot readily be directly allocated.

     The Post-Confirmation Allocation Formula also incorporates allocations for certain fees associated with administrative and legal-related expenses. The following provides a description of such expenses.

          Administrative Base Charge - To account for the expense of administering a Debtor's chapter 11 case, a monthly administrative fee (the "Administrative Base Charge") is directly allocated to each Debtor or Reorganized Debtor after the Effective Date. The term Debtor includes a Reorganized Debtor in the context of transactions occurring subsequent to the Effective Date. The Debtors, in consultation with the Creditors' Committee and ENA Examiner, determined the initial Administrative Base Charge for each Debtor should be $5,000 per month for Years 1 and 2 after the Confirmation Date; $3,000 per month for Year 3 after the Confirmation Date; and $0 (i.e., no Administrative Base Charge) thereafter.

          Administrative Legal Charge - To account for (internal) administrative expenses incurred by an Enron entity in connection with, and to support, (external) legal services provided for the benefit of such Enron entity, an administrative legal fee is directly allocated to such Enron entity (the "Administrative Legal Charge"). The Debtors, in consultation with the Creditors' Committee and ENA Examiner, determined that the Administrative Legal Charge should be allocated as follows: an initial 20% surcharge on legal fees directly allocated to a specific Enron Entity for Year 1 after the Confirmation Date; a 15% surcharge for Year 2 after the Confirmation Date; 10% for Year 3 after the Confirmation Date; and 0% (i.e., no Administrative Legal Charge) thereafter.

     Pursuant to the Post-Confirmation Allocation Formula, certain expenses are not readily attributable to specific Enron entities and are allocated indirectly on the basis of a proxy to measure usage or benefit. These indirect expenses relate to the Cost Departments described above at footnote 6 in the Pre-Confirmation Formula, as such categories may change from time to time. As described more fully below, where there is no direct measure of usage or benefit between a particular expense and a particular Enron entity, the Post-Confirmation Allocation Formula provides an alternative method to allocate expenses after the Confirmation Date.

     During the post-Confirmation Date period, the Debtors expect that tasks to be performed in connection with the Enron entities will revolve substantially around asset liquidations, claims settlement and litigation. Accordingly, the Debtors, in consultation with the Creditors' Committee and the ENA Examiner, determined in their business judgment that assets and claims provide reasonable and logical indicators to indirectly measure a given Enron entity's use of or benefit from overhead and other expenses during the post-Confirmation Date period. Pursuant to the Post-Confirmation Allocation Formula, therefore, the method developed to indirectly allocate overhead and other expenses relies on a calculation based on assets held by an Enron entity and claims against an Enron entity (the "Assets and Claims Methodology").\7

     In addition to the Cost Departments, expenses regarding services provided by the professionals (including attorneys, accountants and financial advisors) retained in the Debtors' chapter 11 cases are also allocated pursuant to the Post-Confirmation Allocation Formula.\8 Pursuant to the formula, in those cases where fees and expenses by a professional for services rendered are not itemized in respect of a particular Enron entity, then such fees and expenses will be allocated based upon the Assets and Claims Methodology, the same methodology used to allocate the expenses of the Cost Departments that cannot be directly allocated.

     In addition to professional services rendered in respect of a particular Enron entity and professional services rendered in respect of all Enron entities, there may be professional services rendered exclusively to either (a) Debtors as a group or to (b) non-Debtor Enron entities as a group. In the case of professional services rendered exclusively to Debtors as a group, limited indirect allocation factors are calculated using only the applicable Debtors' asset values, claim amounts and the number of claims. Similarly, in the case of professional services rendered exclusively to non-Debtor Enron entities as a group, limited indirect allocation factors will be

--------------------
7\ More specifically the Assets and Claims Methodology utilizes the expected recovery value of assets, claim amounts and changes in claim counts to allocate expenses indirectly.

8\ See footnote 7, supra.

calculated using only the asset values, claim amounts and the number of claims of the non-debtor Enron entities that receive indirect allocations.

     Expenses are not allocated under the Post-Confirmation Allocation Formula to the Enron entities included in the Debtors' operating platforms, i.e., PGE,\9 CrossCountry and Prisma, to the extent such operating platforms have service agreements that have become effective. Instead, expenses for these Enron entities are allocated in accordance with the terms and conditions of the respective service agreements.\10

     In addition to the allocation of expenses described above, the Post-Confirmation Allocation Formula provides for a separate allocation of expenses related to estate assets and operations companies among the Enron entities (the "Estate Assets and Operations Expenses"). The Estate Assets and Operations Expenses include expenses related to employees and contractors working directly for such operating companies. Pursuant to the Post-Confirmation Allocation Formula, Estate Assets and Operations Expenses are allocated by using the Assets and Claims Methodology, subject to certain adjustments. The adjustments consist of removing asset values, claim amounts and the number of claims related to those Enron entities to which the Estate Assets and Operation Expenses will not be allocated, and using the remaining asset values, claim amounts and the number of claims to calculate indirect allocation factors for allocating the Estate Assets and Operation Expenses. The Enron Entities that are not subject to an allocation of Estate Assets and Operation Expenses are those that exist primarily as corporate function entities to manage and support the Enron enterprise: (i) Enron Corp., (ii) Enron Property & Services Corp., (iii) Enron Net Works and (iv) Smith Street Land Company. See Exhibit F, Schedule 8(c) for amounts allocated under the Post-Confirmation Allocation Formula in 2004.

Part II.   Affiliate Contracts

None.

Part III. Persons Employed to Provide Management, Supervisory or Financial Advisory Services

---------------------------- ------------------------ ------------------------- -------------------
           Name               Contract Description       Scope of Services         2004 Annual
                                                                                  Consideration
---------------------------- ------------------------ ------------------------- -------------------
Stephen Cooper ("Cooper")    An annual payment of     Engages Cooper as duly     $43,622,806
and Stephen Forbes Cooper,   $1.32 million, payable   elected Acting Chief
LLC ("SFC")                  monthly on the first     Executive Officer and
                             calendar day of each     Chief Restructuring
                             month for the services   Officer of Enron.
                             of Cooper.  An annual    Cooper and SFC may
---------------------------- ------------------------ ------------------------- -------------------

--------------------
9\ PGE's MSA was in effect January 1, 2004 and all expenses were billed through such agreement. Accordingly, no allocations pre- or post-confirmation of the
Plan were made to PGE in 2004.

10\ See e.g., Exhibit F, Schedule 9(d), reporting on affiliate transactions involving Prisma. Enron allocated expenses under the Post-Confirmation
Allocation Formula to Prisma from January 1, 2004 - August 31, 2004 at which time a Transition Services Agreement ("TSA") was signed. Costs charged from September 1, 2004 - December 31, 2004 were billed under the TSA.


                                       14



---------------------------- ------------------------ ------------------------- -------------------
           Name               Contract Description       Scope of Services         2004 Annual
                                                                                  Consideration
---------------------------- ------------------------ ------------------------- -------------------
                             payment of $864,000,     assign up to 45 ADRs to
                             payable monthly on the   serve in various
                             basis of 160 hours per   capacities, subject to
                             month for each           approval of Enron's
                             Associate Director of    Board.  On the
                             Restructuring (ADR).     Effective Date,
                             Reimbursement for        pursuant to the
                             reasonable               Reorganized Debtor Plan
                             out-of-pocket            Administration
                             expenses.  A quarterly   Agreement, SFC also
                             adjustment of the        became the Reorganized
                             monthly fees to actual   Debtor Plan
                             hours worked times       Administrator with
                             normal billing rates.    general responsibility
                             A success fee has been   for compliance with the
                             requested by Cooper      provisions of the Plan.
                             and SFC, subject to
                             Bankruptcy Court
                             approval for
                             reasonableness.
---------------------------- ------------------------ ------------------------- -------------------
The Blackstone Group L.P.    An ongoing monthly       Serve as financial        $21,189,645 total
("Blackstone")               advisory fee in the      advisor to Enron for      compensation,
                             amount of $250,000 per   specified                 $2,857,737 in
                             month; provided,         divestiture/merger        monthly fees and
                             however, that            transactions, assisting   expenses, and
                             Blackstone may request   Enron in preparing        $18,331,908 for
                             an upward adjustment     descriptive memoranda     divestiture/merger
                             to the fee based upon    concerning the            and transaction
                             level of activity in     specified assets,         fees.
                             any particular month,    solicit prospective       $192,097 has been
                             subject to approval by   acquirers, develop and    withheld from
                             Enron, in consultation   negotiate the             payment until the
                             with the Creditors'      divestiture/merger        Bankruptcy Court
                             Committee or by order    transactions and          has approved
                             of the Bankruptcy        provide testimony if      final fee
                             Court.  Fees for         required in relation      applications.
                             consummation of a        thereto in the
                             divestiture/merger       Bankruptcy Court.
                             transaction based on a
                             percentage of the
                             aggregate
                             consideration paid to
                             Enron for the
                             transaction.  A final
                             transaction fee of $10
                             million payable upon
---------------------------- ------------------------ ------------------------- -------------------


                                       15



---------------------------- ------------------------ ------------------------- -------------------
           Name               Contract Description       Scope of Services         2004 Annual
                                                                                  Consideration
---------------------------- ------------------------ ------------------------- -------------------
                             consummation of a plan
                             of reorganization of
                             the Debtors, of which
                             $8 million can be
                             earned and paid prior
                             to the consummation of
                             a plan based upon the
                             divestiture of certain
                             specified assets.
                             Reimbursement of all
                             reasonable out-of-pocket
                             expenses. The engagement
                             was terminated effective
                             as of the Effective Date.
---------------------------- ------------------------ ------------------------- -------------------
Houlihan Lokey Howard &      A fee of $350,000 per    Provide financial         $18,168,248 total
Zukin Financial Advisors,    month along with         advisory and related      compensation,
Inc. ("Houlihan Lokey")      reasonable               services to the           $3,668,248 in
                             out-of-pocket            Creditors' Committee in   monthly fees and
                             expenses.  A             connection with the       expenses, and
                             transaction fee of       Debtors' pending          $14,500,000 for a
                             $9.5 million to be       chapter 11 cases.         transaction fee.
                             earned upon the sale                               Of these amounts,
                             of substantially all                               $1,692,742 has
                             of the assets of the                               been withheld
                             Debtors or the                                     from payment
                             confirmation of a                                  until the
                             Chapter 11 plan of                                 Bankruptcy Court
                             reorganization.  The                               has approved
                             transaction fee is                                 final fee
                             subject to a credit of                             applications.
                             up to $4 million based
                             on a portion of and
                             duration of the
                             monthly fees.  The
                             agreement is
                             terminable upon thirty
                             (30) days written
                             notice by the
                             Creditors' Committee
                             or Houlihan Lokey.
---------------------------- ------------------------ ------------------------- -------------------
Relational Advisors LLC      An ongoing monthly       Act as Enron's            $8,418,527 total
(formerly Batchelder &       advisory fee in the      non-exclusive financial   compensation,
Partners, Inc.)              amount of $50,000 per    advisor in connection     $19,833 in
("Relational")               month, which             with the chapter 11       monthly expenses,
                             Relational has waived    cases and related         and
                             for all of 2004.  Fees   matters                   $8,398,694 for
---------------------------- ------------------------ ------------------------- -------------------


                                       16



---------------------------- ------------------------ ------------------------- -------------------
           Name               Contract Description       Scope of Services         2004 Annual
                                                                                  Consideration
---------------------------- ------------------------ ------------------------- -------------------
                             for consummation of a                              divestiture/merger
                             divestiture/merger                                 transaction fees.
                             transaction based on a
                             percentage of the
                             aggregate
                             consideration paid to
                             Enron for the
                             transaction.  A final
                             transaction fee of $10
                             million payable upon
                             consummation of a plan
                             of reorganization of
                             the Debtors, of which
                             $8 million can be
                             earned and paid prior
                             to the consummation of
                             a plan based upon the
                             divestiture of certain
                             specified assets.
                             Reimbursement of all
                             reasonable out-of-pocket
                             expenses. The contract
                             can be terminated upon
                             written notice.
---------------------------- ------------------------ ------------------------- -------------------
Ernst & Young LLP ("E&Y      The Creditors'           Retained by the           $11,058,542.  Of
LLP")                        Committee or E&Y LLP     Creditors' Committee as   this amount,
                             may terminate the        accountants.  E&Y LLP     $1,299,959 has
                             engagement at any        will provide business,    been withheld
                             time, but in any         tax, human resource,      from payment
                             event, the engagement    forensic accounting and   until the
                             will terminate upon      litigation advisory       Bankruptcy Court
                             the effective date of    services to the           has approved
                             a plan of                Creditors' Committee.     final fee
                             reorganization of the                              applications.
                             Debtors under Chapter
                             11 of the Bankruptcy
                             Code.  E&Y LLP will be
                             compensated at its
                             standard hourly rates,
                             which are revised
                             periodically.  E&Y LLP
                             will also seek
                             reimbursement of its
                             actual and necessary
                             expenses related to
                             the engagement.
---------------------------- ------------------------ ------------------------- -------------------


                                       17



---------------------------- ------------------------ ------------------------- -------------------
           Name               Contract Description       Scope of Services         2004 Annual
                                                                                  Consideration
---------------------------- ------------------------ ------------------------- -------------------
Ernst & Young Corporate      The Creditors'           Retained by the           $1,369,769.  Of
Finance LLC ("E&Y CF")       Committee or E&Y CF      Creditors' Committee as   this amount,
                             may terminate the        restructuring             $98,725 has been
                             engagement at any time   advisors.  E&Y CF         withheld from
                             and so did upon the      performed the following   payment until the
                             Effective Date of the    services: (i) analyze     Bankruptcy Court
                             Plan.  E&Y CF was        current financial         has approved
                             compensated at its       position of the           final fee
                             standard hourly rates,   Debtors, (ii) analyze     applications.
                             which are revised        business plans,
                             periodically.  E&Y CF    projects, etc. to
                             also may seek            advise of the viability
                             reimbursement of its     of Debtors' on-going
                             actual and necessary     operations, (iii)
                             expenses related to      analyze financial
                             the engagement.          ramifications of
                                                      proposed transactions,
                                                      (iv) analyze the
                                                      Debtors' financial
                                                      statements and related
                                                      documentation, (v)
                                                      attend and advise at
                                                      meetings of the Creditors'
                                                      Committee, (vi) assist and
                                                      advise the Creditors'
                                                      Committee on any plan of
                                                      reorganization or
                                                      significant transaction,
                                                      (vii) perform
                                                      investigations under the
                                                      direction of the
                                                      Creditors' Committee's
                                                      counsel, (viii) render
                                                      testimony as required for
                                                      the above procedures, and
                                                      (ix) other services as
                                                      requested by the
                                                      Creditors' Committee.
---------------------------- ------------------------ ------------------------- -------------------
PricewaterhouseCoopers LLC   PwC intends to apply     Provide financial         $1,839,274.  Of
("PwC")                      to the Bankruptcy        advisory services to      this amount,
                             Court for allowances     Enron such as tax and     $146,060 has been
                             of compensation and      accounting, including:    withheld from
                             reimbursement of         (i) assistance with tax   payment until the
---------------------------- ------------------------ ------------------------- -------------------


                                       18



---------------------------- ------------------------ ------------------------- -------------------
           Name               Contract Description       Scope of Services         2004 Annual
                                                                                  Consideration
---------------------------- ------------------------ ------------------------- -------------------
                             expenses for financial   planning and compliance   Bankruptcy Court
                             advisory services in     with respect to           has approved
                             accordance with the      proposed plans of         final fee
                             applicable provisions    reorganization, (ii)      applications.
                             of the Bankruptcy        ordinary course tax
                             Code, the Bankruptcy     compliance issues with
                             Rules, corresponding     respect to expatriate
                             local rules, orders of   employees, (iii)
                             the Court and            assistance with the
                             guidelines established   evaluation, analysis,
                             by the United States     procedures,
                             Trustee.  PwC plans to   negotiations, testimony
                             charge its customary     or other services
                             hourly rates based on    necessary for the
                             the personnel assigned   purposes of the
                             to this engagement.      wind-down and
                                                      liquidation of the trading
                                                      books, (iv) analysis of
                                                      avoidance actions,
                                                      including fraudulent
                                                      conveyances and
                                                      preferential transfers,
                                                      and (v) other general
                                                      business consulting,
                                                      testimony or other such
                                                      services as Debtor's
                                                      management or counsel may
                                                      deem necessary.
---------------------------- ------------------------ ------------------------- -------------------
Charles Rivers Associates    CRA provides             Provide consulting        $636,432
Incorporated ("CRA")         consulting services in   expert services
                             connection with          regarding Enron's
                             litigation on a          solvency to Enron's
                             time-and-materials       counsel.  CRA will
                             basis and bills for      offer independent,
                             actual hours worked at   opinions and analysis,
                             the specified rates      leading to testimony if
                             based on the             counsel requests.
                             experience of the
                             personnel performing
                             the services.
                             Expenses are billed at
                             cost.
---------------------------- ------------------------ ------------------------- -------------------
CRA RogersCasey ("Casey")    The contract provides    Casey is an investment    $100,000
                             for an ongoing annual    consulting firm that
                             fee in the amount of     provides investment
                             $100,000, payable        consulting services for
---------------------------- ------------------------ ------------------------- -------------------


                                       19




---------------------------- ------------------------ ------------------------- -------------------
           Name               Contract Description       Scope of Services         2004 Annual
                                                                                  Consideration
---------------------------- ------------------------ ------------------------- -------------------
                             quarterly, which has     the PGE 401(k) Plan.
                             been paid in relation
                             to investment
                             consulting services
                             provided.  Either
                             party may terminate
                             the contract upon
                             thirty (30) days'
                             written notice to the
                             other party.
---------------------------- ------------------------ ------------------------- -------------------
Raf Alam ("RA")              Enron Energy and         RA's main contractual     $168,300
                             Financial Trading        services are to provide
                             Limited ("EEFT") have    accountancy, claims
                             secured the services     settlement, entity
                             of RA in the capacity    liquidation and asset
                             of a consultant.         recovery services to
                             The term of the          various Enron
                             engagement is anywhere   entities.
                             between three and six
                             months at a time, with   In addition, RA is an
                             either party able to     officer of EEFT by way
                             terminate the contract   of Company Secretary.
                             by giving 60 days
                             written notice.
---------------------------- ------------------------ ------------------------- -------------------


Item 9.   Wholesale Generators and Foreign Utility Companies

Part I.   Information with Respect to EWGs and FUCOs

     Exhibit F, Schedules 9(a), 9(b), and 9(c) to the Annual Report respond to the requirements of Item 9, Part I. Also, Enron provides services to Prisma under a Transition Services Agreement including office space; payroll; contract management; legal services; SAP usage; cash management services; insurance services and information technology services priced at cost, as further detailed in Exhibit F, Schedule 9(d).\11 Additionally, Prisma provides services to Enron under the Transition Services Agreement, including payroll and the flow-through of third-party expenses for operating estate assets, as further detailed in Exhibit F, Schedule 9(d).

Part II.   Organizational Chart

     Exhibit G to the Annual Report responds to the requirements of Item 9, Part II.

--------------------
11\ The Transition Services Agreement was entered into as of August 31, 2004 and was in effect as of December 31, 2004.

Part III.   Aggregate Investment in EWGs and FUCOs

     Prisma is a Cayman Islands company that was formed to own and operate many of Enron's international energy infrastructure businesses. The Plan contemplates that Prisma shares will either be sold to a third-party or distributed to creditors. Prisma was certified as a FUCO on March 6, 2004.

     On August 31, 2004, Enron, certain of its debtor affiliates and Prisma executed a Contribution and Separation Agreement which provided for the contribution of certain assets to Prisma in exchange for Prisma shares. The form of the Contribution and Separation Agreement had been previously approved by the Bankruptcy Court. The contributed assets included equity interests in international energy infrastructure projects, inter-company receivables relating to these assets and infrastructure (telephones, computers, video conferencing equipment, etc.) in use by Prisma at the time of the execution of the agreement and required by Prisma to effectively own and manage the assets.

     The assets were contributed by the following Enron affiliates between August 31, 2004 and November 30, 2004. Each of these contributors were Debtors contributing under the Plan and, unless otherwise noted, were FUCOs or held by FUCOs at the time of the contribution. The value contributed by the non-FUCOs represents less than 10% of the total contributed value. The contributed assets are further described in Exhibit F, Schedule 9(a).

Atlantic Commercial Finance, Inc. - not a FUCO
Enron Brazil Power Holdings I, Ltd.
Enron Brazil Power Holdings XI, Ltd.
Enron Brazil Power Investments XI, Ltd.
Enron Caribbean Basin, LLC
Enron Caribe VI Holdings Ltd.
Enron Corp. - not a FUCO
Enron Development Funding Ltd.
Enron do Brazil Holdings Ltd.
Enron Engineering & Construction Company - not a FUCO
Enron Expat Services Inc. - not a FUCO
Enron Global Power & Pipelines LLC
Enron International Asset Management Corp.
Enron International Korea Holdings Corp.
Enron Power Corp. - not a FUCO
Enron South America LLC
ET Power 3 LLC
Paulista Electrical Distribution, LLC
The Protane Corporation
Nowa Sarzyna Holding B.V.

     As of May 31, 2004, the estimated equity value as determined by an independent valuation expert of the assets transferred during 2004 was approximately $900 million.

     Enron continues to apply the historical cost method of accounting. As of December 31, 2004, the estimated book value of the assets transferred during 2004 to Prisma was approximately $1.8 billion.

     Under the Omnibus Order, Section C. 7., the Enron group companies received authorization to acquire FUCO securities in connection with financings, settlements and reorganizations. The Omnibus Order did not limit the authorization to restructure or refinance existing FUCO investments. The Omnibus Order also granted authorization permitting Enron system companies to finance new investments in existing FUCOs up to $100 million through July 31, 2005. As of December 31, 2004, Enron system companies that are not FUCOs made no new investments in FUCOs.

     The estimated equity value of PGE to be distributed to creditors under the Plan, based on the proposed, but recently terminated, sale of PGE to Oregon Electric Utility Company, LLC, is approximately $1.3 billion. Given an estimated equity value for Prisma of $900 million, the ratio of the value of Enron's aggregate investment in Prisma, which holds most of the value of the estate's investment in EWGs and FUCOs, to the value of Enron's aggregate investment in PGE is 0.69. The values noted above are presented for comparative purposes only and the current value of Prisma and PGE may be substantially different.

Item 10.   Financial Statements and Exhibits

FINANCIAL STATEMENTS

     Since March 31, 2001, Enron has not prepared audited consolidated financial statements or filed Form 10-Ks. The overwhelming majority of Enron's subsidiaries, with the notable exception of PGE, also does not prepare audited financial statements or file Form 10-Ks. As explained in its Current Report on Form 8-K dated November 8, 2001, the previously issued financial statements of Enron for the fiscal years ended December 31, 1997 through 2000 and for the first and second quarters of 2001 and the audit reports covering the year-end financial statements for 1997 through 2000 should not be relied upon. In addition, as explained in its Current Report on Form 8-K dated April 22, 2002, the financial statements of Enron for the third quarter of 2001 should not be relied upon. Due to Enron's bankruptcy, which was commenced on December 2, 2001, and certain other factors beyond the control of Enron management, Enron has been unable to prepare restated audited and unaudited financial statements for such periods or any audited and unaudited financial statements for any period thereafter, in each case, necessary to comply with the Exchange Act. In lieu of filing such required financial statements since its filing for bankruptcy, Enron had complied with the Exchange Act until November 17, 2004 (when the Company made its final filing under the Exchange Act with a Current Report on Form 8-K dated November 17, 2004), to the extent that it was able, by filing Current Reports on Form 8-K with the SEC.

     As of December 31, 2004, Enron had approximately 1,140 subsidiaries. The production of consolidating financial statements necessary to satisfy the requirements of Item 10 of Form U5S would require a significantly larger accounting staff than Enron currently has available, an external auditor, and a substantial investment in time, training and financial resources. Furthermore, it is highly unlikely that Enron would be successful in finding an auditing firm willing to undertake such an engagement. Undertaking this task would be contrary to the interests of Enron's creditors due to the significant costs that would be imposed on the Reorganized Debtors' estate and the negligible value of audited financial statements as a tool for managing the administration of the estate under the Plan. Notably, Enron no longer has securities listed for trading on a securities exchange. The only Enron subsidiary with listed securities is PGE.

     PGE does file audited financial statements with the Commission on Form 10-K and consolidating financial statements of PGE and its subsidiaries are provided in response to Item 10 as Exhibit F, Schedules 10(a)-(b). In addition, Prisma has recently commenced the process of preparing consolidated financial statements that will be audited, and in December 2004 engaged an external auditor. Enron has provided preliminary unaudited financial statements of Prisma as Exhibit F, Schedule 10(c) (submitted under a request for confidential treatment). These financial statements are provided solely for the purpose of complying with Item 10 and neither the Commission nor any person should rely on such statements. They are preliminary, and may not be in full conformance with U.S. GAAP and do not purport to fully and accurately represent the financial condition of Prisma.

     Enron has prepared a high-level unaudited consolidating financial report of the Enron group that was provided to its board of directors. Enron has provided this financial report as Exhibit F, Schedule 10(d) (submitted under a request for confidential treatment). This financial report is provided solely for the purpose of complying with Item 10 and neither the Commission nor any person should rely on it. The report is not in conformance with U.S. GAAP and does not purport to fully and accurately represent the financial condition of the Enron group. For the reasons given above, Enron is omitting from this Annual Report consolidating financial statements for Enron and each of its subsidiaries.

EXHIBITS

Exhibit A

     Set forth below is a listing of each annual report on Form 10-K for the fiscal year ended December 31, 2004 filed by each system company. Each such annual report on Form 10-K is hereby incorporated by reference into this Annual Report on Form U-5S.

     o Form 10-K for the fiscal year ended December 31, 2004 as filed by PGE (filed March 11, 2005, SEC File No. 001-05532-99).

     o Form 10-K for the fiscal year ended December 31, 2004 as filed by Zond-Panaero Windsystem Partners I (filed March 30, 2005, SEC File No. 000-13510).

Exhibit B

     Enron's restated articles of incorporation and bylaws are included as Exhibits B(1) and B(2) hereto, and the attachments to such articles are incorporated by reference to Exhibit 3.1 of Enron's Current Report on Form 8-K, dated November 17, 2004 (filed Nov. 18, 2004, SEC File No. 001-13159). The Plan is also incorporated by reference to Exhibit 2.1 to Enron's Current Report on Form 8-K, dated July 20, 2004 (filed July 20, 2004, SEC File No. 001-13159), and the


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


Supplement to the Plan ("Plan Supplement") is incorporated by reference to
Exhibit 2.1 to Enron's Current Report on Form 8-K, dated March 9, 2004 (filed March 16, 2004, SEC File No. 001-13159). At tabs P and Q in the Plan Supplement, Enron filed its forms of bylaws and certificates of incorporation for the reorganized debtors.\12 As of December 31, 2004, Enron had approximately 970 non-debtor subsidiaries. The articles and bylaws of these companies have been compiled on CD and provided separately to the Commission staff. As most such documents are available in paper format only in Enron's records, to submit such a large number of documents on EDGAR would be an unreasonable burden and expense.

     PGE's Articles of Incorporation and Bylaws are incorporated by reference to:

     o Exhibit (4) to Registration No. 2-78085 (Copy of Articles of Incorporation of PGE);

     o Exhibit (3) to the Annual Report on Form 10-K for the year ended December 31, 1987 (SEC File No. 001-5532-99) (Certificate of Amendment, dated July 2, 1987, to the Articles of Incorporation of PGE limiting the personal liability of directors);

     o Exhibit (4)(a) to Registration Statement No. 33-46357 (Articles of Amendment to Articles of Incorporation of PGE, dated July 8, 1992, for series of Preferred Stock ($7.75 Series));

     o Exhibit (3) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed by PGE (filed November 12, 2002, SEC File No. 001-5532-99) (Articles of Amendment to Articles of Incorporation of PGE, dated September 30, 2002, creating Limited Voting Junior Preferred Stock); and

     o Exhibit (3) to the Annual Report on Form 10-K for the year ended December 31, 2003 filed by PGE (filed March 22, 2004, SEC File No. 001-5532-99) (Amended and Restated Bylaws of PGE as amended on February 1, 2004).

Exhibit C

     The Plan sets forth and governs the treatment and rights to be afforded to creditors and stockholders with respect to their claims against and equity interests in the Reorganized Debtors. The terms of the Plan, therefore, supersede the terms of any indenture or other fundamental document defining the rights of the holders of a security issued by the Reorganized Debtors. Enron hereby incorporates by reference the Plan, filed as Exhibit 2.1 to the Enron Corp. Current Report on Form 8-K dated July 20, 2004 (filed July 20, 2004, SEC File No. 001-13159).

     As of December 31, 2004, Enron had approximately 970 subsidiaries that were not Reorganized Debtors. Many of these companies will be sold or dissolved in the course of the administration of the Plan. Some of such companies have long-term debt that could be considered funded debt under the requirements of Exhibit C of Form U5S. Given the number of such

--------------------
12 Enron also filed the form of Prisma's
Articles of Association, the form of Prisma's Memorandum of Association, the form of CrossCountry's Bylaws, and the form of CrossCountry's Certificate of Formation.

companies and their transient status in the Enron group it would be a significant and unreasonable effort and expense to produce indenture or other fundamental documents defining the rights of the holders of securities issued by numerous non-debtor Enron subsidiaries. Enron hereby agrees to furnish a copy of any such instrument to the SEC upon request.

     With respect to PGE, Enron hereby incorporates by reference:

     o Form 8, Amendment No. 1 dated June 14, 1965 (PGE Indenture of Mortgage and Deed of Trust dated July 1, 1945);

     o Exhibit (4) to the Annual Report on Form 10-K for the year ended December 31, 1990 filed by PGE (filed March 1, 1991, SEC File No. 1-5532-99) (Fortieth Supplemental Indenture dated October 1, 1990);

     o Exhibit (4) to the Annual Report on Form 10-K for the year ended December 31, 1991 filed by PGE (filed March 3, 1992, SEC File No. 1-5532-99) (Forty-First Supplemental Indenture dated December 1,
          1991);

     o Exhibit (4) to the Quarterly Report on Form 10-Q for the quarter ended March 31, 1993 filed by PGE (filed May 6, 1993, SEC File No. 1-5532-99) (Forty-Second Supplemental Indenture dated April 1, 1993);

     o Exhibit (4) to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1993 filed by PGE (filed October 29, 1993, SEC File No. 1-5532-99) (Forty-Third Supplemental Indenture dated July 1, 1993);

     o Exhibit (4) to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 filed by PGE (filed August 9, 1995, SEC File No. 001-05532-99) (Forty-Fifth Supplemental Indenture dated May 1, 1995);

     o Exhibit (4) to the Annual Report on Form 10-K for the year ended December 31, 2001 filed by PGE (filed April 16, 2002, SEC File No. SEC File No. 001-05532-99) (Forty-Seventh Supplemental Indenture dated December 14, 2001);

     o Exhibit 4(c) to the Registration Statement under the Securities Act of 1933 on Form S-3 filed by PGE (filed April 30, 1999, SEC File No. 333-77469) (Supplemental Indenture dated April 30, 1999);

     o Exhibit (10) to the Annual Report on Form 10-K for the year ended December 31, 1985 filed by PGE (filed March 28, 1986, SEC File No. 1-5532-99) (Trust Indenture, Mortgage and Security Agreement dated December 30, 1985); and

     o Exhibit (10) to the Annual Report on Form 10-K for the year ended December 31, 1985 filed by PGE (filed March 28, 1986, SEC File No. 1-5532-99) (Restated and Amended Trust Indenture, Mortgage and Security Agreement dated February 27, 1986).

     In addition, the following indentures or other fundamental documents are provided in response to Exhibit C:

     o    Exhibit C(1): Fiftieth Supplemental Indenture dated October 1, 2002;

     o    Exhibit C(2): Fifty-First Supplemental Indenture dated October 1,
          2002;

     o    Exhibit C(3): Fifty-Second Supplemental Indenture dated April 1, 2003;

     o    Exhibit C(4): Fifty-Third Supplemental Indenture dated May 1, 2003;

     o    Exhibit C(5): Fifty-Fifth Supplemental Indenture dated July 1, 2003;

     o Exhibit C(6): Indenture of Trust, $20,200,000 Port of St. Helens, Oregon Variable Rate Demand Pollution Control Revenue Bonds (PGE Company Project) 1985 Series A dated April 1, 1985;

     o Exhibit C(7): Lease and Sublease Agreement, $20,200,000 Port of St. Helens, Oregon Variable Rate Demand Pollution Control Revenue Bonds (PGE Company Project) 1985 Series A dated April 1, 1985;

     o Exhibit C(8): Indenture of Trust, $16,700,000 Port of St. Helens, Oregon Variable Rate Demand Pollution Control Revenue Bonds (PGE Company Project) 1985 Series B dated June 1, 1985;

     o Exhibit C(9): Lease and Sublease Agreement, $16,700,000 Port of St. Helens, Oregon Variable Rate Demand Pollution Control Revenue Bonds (PGE Company Project) 1985 Series B dated June 1, 1985;

     o Exhibit C(10): Indenture of Trust, Port of St. Helens, Oregon Variable Rate Demand Pollution Control Revenue Bonds, Series 1990A, $9,600,000 (PGE Company Project) dated August 1, 1990;

     o Exhibit C(11): Lease and Sublease Agreement, Port of St. Helens, Oregon Variable Rate Demand Pollution Control Revenue Bonds, Series 1990A (PGE Company Project) dated August 1, 1990;

     o Exhibit C(12): Indenture of Trust, Port of St. Helens, $5,100,000 Oregon Pollution Control Revenue Bonds, Series 1990B, (PGE Company Project) dated December 15, 1990;

     o Exhibit C(13): Lease and Sublease Agreement, Port of St. Helens, Oregon Pollution Control Revenue Bonds, Series 1990B, (PGE Company Project) dated December 15, 1990;

     o Exhibit C(14): First Supplemental Indenture of Trust, Port of St. Helens, Oregon Variable Rate Demand Pollution Control Revenue Bonds (PGE Company Project) 1985 Series A dated June 1, 1998;

     o Exhibit C(15): First Supplemental Indenture of Trust, Port of St. Helens, Oregon Variable Rate Demand Pollution Control Revenue Bonds (PGE Company Project) 1985 Series B dated June 1, 1998;

     o Exhibit C(16): First Supplemental Indenture of Trust, Port of St. Helens, Oregon Variable Rate Demand Pollution Control Revenue Bonds, Series 1990A, $9,600,000 (PGE Company Project) dated June 1, 1998;

     o    Exhibit C(17): Conservation Bond Purchase Agreement dated October 11,
          1996;

     o Exhibit C(18): Loan Agreement, $23,600,000 Port of Morrow, Oregon Pollution Control Revenue Refunding Bonds (PGE Company Project), Series 1998A, dated May 1, 1998;

     o Exhibit C(19): First Supplemental Loan Agreement, relating to $23,600,000 Port of Morrow, Oregon Pollution Control Revenue Refunding Bonds (PGE Company Project), Series 1998A, dated May 1, 2003;

     o Exhibit C(20): First Supplemental Trust Indenture, relating to $23,600,000 Port of Morrow, Oregon Pollution Control Revenue Refunding Bonds (PGE Company Project), Series 1998A, dated May 1, 2003;

     o Exhibit C(21): Loan Agreement, $97,800,000, City of Forsyth, Montana Pollution Control Revenue Refunding Bonds (PGE Company Project), Series 1998A, dated May 1, 1998;

     o Exhibit C(22): First Supplemental Loan Agreement, relating to $97,800,000, City of Forsyth, Montana Pollution Control Revenue Refunding Bonds (PGE Company Project), Series 1998A, dated May 1, 2003;

     o Exhibit C(23): First Supplemental Trust Indenture, relating to $97,800,000, City of Forsyth, Montana Pollution Control Revenue Refunding Bonds (PGE Company Project), Series 1998A, dated May 1, 2003;

     o Exhibit C(24): Loan Agreement, $21,000,000, City of Forsyth, Montana Pollution Control Revenue Refunding Bonds (PGE Company Project), Series 1998B, dated May 1, 1998;

     o Exhibit C(25): First Supplemental Loan Agreement, $21,000,000, City of Forsyth, Montana Pollution Control Revenue Refunding Bonds (PGE Company Project), Series 1998B, dated May 1, 2003; and

     o Exhibit C(26): First Supplemental Trust Indenture, $21,000,000, City of Forsyth, Montana Pollution Control Revenue Refunding Bonds (PGE Company Project), Series 1998B, dated May 1, 2003.

Exhibit D

     o Exhibit D(1): Tax Allocation Agreement between Enron Corp. and PGE and its Subsidiaries.

     o Exhibit D(2): Tax Matters Agreement Among Enron Corp. and Prisma with the Disputed Claims Reserve, as an intended Third Party Beneficiary.

Exhibit E

     o Exhibit E(1): Section 4.12 of Enron's Standard Operating Procedure Manual related to "Business and Travel Expense Reimbursement Policy."

     o    Exhibit E(2): PGE Cash Advance Policy.

     o Exhibit E(3): Reports to Oregon Public Utility Commission (to be submitted on paper under cover of Form SE).

Exhibit F

     o    Schedule 1(a): A table listing Enron system companies.

     o Schedule 1(b): A table listing issuer's and owner's book values of Enron system companies.

     o    Schedule 1(c): Enron's chart of accounts.

     o Schedule 2: PGE Additions to Plant in Service and Construction Work in Progress Over $1 million.

     o    Schedule 3(a): System Company Issued Debt Schedule.

     o    Schedule 3(b): Surety Bonds Outstanding in 2004.

     o    Schedule 3(c): PGE Cash Management Transactions.

     o    Schedule 3(d): Sales of Securities of System Companies during 2004.

     o Schedule 3(d)(1): Northern Border Partners, L.P. Intercompany Cash Pooling Program (Jan. - Feb. 2004).

     o    Schedule 4(a): System Company Debt Investment Schedule.

     o Schedule 4(b): Acquisition, Redemption or Retirement of Securities with Third-Party Security Holders during 2004.

     o Schedule 4(c): Other Transactions Resulting in the Acquisition, Retirement or Redemption of System Securities during 2004.

     o    Schedule 5: Securities of Non-System Companies.

     o    Schedule 6: Directors and Officers of Enron system companies.

     o    Schedule 7: Contributions and Public Relations Expenditures.

     o Schedule 8(a): Compensation between Enron and CrossCountry under Transition Services Agreement.

     o    Schedule 8(b): 2004 Pre-Confirmation Allocations.

     o    Schedule 8(c): 2004 Post-Confirmation Allocations.

     o    Schedule 8(d): PGE Service Sales and Construction Contracts.

     o    Schedule 9(a): Information with Respect to EWGs and FUCOs.

     o    Schedule 9(b): Type and Amount of Capital Invested in EWGs and FUCOs.

     o Schedule 9(c): Ratio of Debt to Common Equity and Earnings in EWGs and FUCOs.

     o Schedule 9(d): Compensation between Enron and Prisma under Transition Services Agreement.

     o    Schedule 10(a): PGE Consolidating Balance Sheet.

     o    Schedule 10(b): PGE Consolidating Income Statement.

     o Schedule 10(c): Prisma Consolidating Financial Report (submitted under request for confidential treatment).

     o Schedule 10(d): Enron Financial Report (submitted under request for confidential treatment).

Exhibit G

     o Exhibit G: Organizational chart showing the relationship of each EWG and FUCO to other system companies.

     o    Exhibit G, Schedule 1: List of Enron Subsidiary Service Companies.

     o    Exhibit G, Schedule 2: Prisma EWG/FUCOs and Subsidiaries.

     o    Exhibit G, Schedule 3: Other Non-Prisma EWG/FUCOs and Subsidiaries.

Exhibit H

     o    EWG and FUCO Financial Statements.



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


                                    SIGNATURE

     The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


Enron Corp.

By: /s/ Robert H. Walls, Jr.
    ------------------------

Name:  Robert H. Walls, Jr.
Title: Executive Vice President and
General Counsel

Date:  April 29, 2005



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